EXHIBIT 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

	Internet:	www.fmc-ag.com

November 3, 2009

Fresenius Medical Care Reports Strong Third Quarter and Nine

Months Results; Improved Guidance for 2009

Summary Third Quarter 2009:

Net revenue	$2,889 million	+ 6%
Operating income (EBIT)	$451 million	+ 7%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$225 million	+ 9%
Earnings per share	$0.76	+ 9%

Summary First Nine Months 2009:

Net revenue	$8,212 million	+ 4%
Operating income (EBIT)	$1,265 million	+ 2%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$645 million	+ 7%
Earnings per share	$2.16	+ 6%

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Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company” or “FMC AG & Co. KGaA”), the world’s largest provider of dialysis products and services, today announced its results for the third quarter and first nine months of 2009.

Third Quarter 2009:

Revenue

Net revenue for the third quarter of 2009 increased by 6% to $2,889 million (10% at constant currency) compared to the third quarter of 2008.Organic revenue growth worldwide was 8%. Dialysis Services revenue grew by 8% to $2,147 million (10% at constant currency) in the third quarter of 2009. Dialysis Product revenue increased by 2% to $742 million (an increase of 8% at constant currency) in the same period.

North America revenue increased by 10% to $1,950 million. Organic revenue growth was 8%. Dialysis Services revenue grew by 10% to $1,741 million. Average revenue per treatment for the U.S. clinics increased to $348 in the third quarter of 2009 compared to $333 for the same quarter in 2008 and $344 for the second quarter of 2009. This development was mainly based on reimbursement increases and increased utilization of pharmaceuticals. Dialysis Product revenue increased by 14% to $209 million and was led by pharmaceutical sales, especially of the newly licensed intravenous iron products.

International revenue remained nearly unchanged at $939 million, compared to the third quarter of 2008. Based on constant currency, revenue grew by 9%. Organic revenue growth was 7%. Dialysis Services revenue was $406 million, an increase of 2% (+12% at constant currency). Dialysis Product revenue decreased by 2% to $533 million. Product sales grew by 6% based on constant currencies, led by increased pharmaceutical sales and sales of dialyzers.

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Earnings

Operating income (EBIT) increased by 7% to $451 million compared to $422 million in the third quarter of 2008, resulting in an operating margin of 15.6%, equal to the operating margin for the third quarter of 2008. Compared to the second quarter of 2009 this represents a 50 basis points improvement. The third quarter operating margin was favorably impacted by an increase in revenue per treatment, an excellent cost management in the U.S. and a decrease in bad debt expenses. The operating margin development was negatively influenced by increased prices for pharmaceuticals, the impact of the launch of a generic version of PhosLo® in the U.S. market and unfavorable exchange rate effects in the International segment.

In North America, the operating margin was unchanged at 16.7%, as in the third quarter of 2008. The margin was favorably impacted by an increase in revenue per treatment, including commercial payor revenue, higher utilization of EPO and Medicare reimbursement increases, an excellent cost management in the U.S. and a decrease in bad debt expenses thanks to higher cash collections on receivables. This was offset by cost increases for pharmaceuticals related to both price and utilization, as well as the impact of the launch of a generic version of PhosLo® in the U.S. market and increased depreciation expense.

In the International segment, the operating margin increased by 60 basis points to 16.7% due to lower production costs resulting from lower prices for raw material and energy as well as economies of scale and lower bad debt expenses, which was partially offset by unfavorable foreign exchange rate effects.

Net interest expense for the third quarter of 2009 was $75 million compared to $87 million in the same quarter of 2008, mainly due to lower short-term interest rates.

Income tax expense was $131 million for the third quarter of 2009 compared to $120 million in the third quarter of 2008, reflecting effective tax rates of 35.0% and 35.7%, respectively.

Net income attributable to FMC AG & Co. KGaA for the third quarter of 2009 was $225 million, an increase of 9%.

Earnings per share (EPS) for the third quarter of 2009 rose by 9% to $0.76 per ordinary share compared to $0.69 for the third quarter of 2008. The weighted average number of shares outstanding for the third quarter of 2009 was approximately 298.3 million shares compared to 297.2 million shares for the third quarter of 2008. The increase in shares outstanding resulted from stock option exercises in the past twelve months.

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Cash Flow

In the third quarter of 2009, the Company generated $443 million in cash from operations, an increase of 41% compared to the third quarter of 2008 and representing approximately 15% of revenue. The cash flow performance was positively influenced by increased earnings and a favorable development of the Days Sales Outstanding.

A total of $139 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $304 million compared to $155 million in the third quarter of 2008. A total of $26 million in cash was used for acquisitions net of divestitures. Free Cash Flow after acquisitions and divestitures was $278 million compared to $116 million in the third quarter of last year.

Nine Months Ended September 30, 2009:

Revenue and Earnings

Net revenue was $8,212 million, up 4% from the first nine months of 2008. At constant currency, net revenue rose 9%. Organic growth was 8% in the first nine months of 2009.

Operating income (EBIT) increased by 2% to $1,265 million compared to $1,240 million in the first nine months of 2008, resulting in an operating margin of 15.4% compared to 15.7% for the first nine months of 2008. This development was mainly due to higher personnel expenses, price increases for pharmaceuticals including Heparin as well as the impact of the launch of a generic version of PhosLo® in the U.S. market. These effects were partially offset by a strong performance of the dialysis product business, increased commercial payor revenue as well as the effect of cost control measures.

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Net interest expense for the first nine months of 2009 was $225 million compared to $252 million in the same period of 2008, mainly due to lower short-term interest rates.

Income tax expense was $345 million in the first nine months of 2009 compared to $357 million in the same period in 2008, reflecting effective tax rates of 33.2% and 36.1%, respectively. Tax expense was positively impacted by a non-recurring revaluation of a tax claim recorded in the second quarter of 2009.

For the first nine months of 2009, net income attributable to FMC AG & Co. KGaA was $645 million, up 7% from the first nine months of 2008.

Earnings per ordinary share rose by 6% to $2.16. The weighted average number of shares outstanding during the first nine months of 2009 was approximately 298.0 million.

Cash Flow

Cash from operations during the first nine months of 2009 was $880 million compared to $716 million for the same period in 2008, representing approximately 11% of revenue. The cash flow generation benefited from the favorable development of the Days Sales Outstanding.

A total of $388 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the first nine months of 2009 was $492 million compared to $223 million in the same period in 2008. A total of $57 million in cash was used for acquisitions net of divestitures. Free Cash Flow after acquisitions and divestitures was $435 million compared to $93 million in the first nine months of last year.

Please refer to the attachments for a complete overview on the third quarter and first nine months of 2009 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

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Patients – Clinics – Treatments

As of September 30, 2009, Fresenius Medical Care treated 192,804 patients worldwide, which represents a 6% increase compared to the same period last year. North America provided dialysis treatments for 130,522 patients, an increase of 4%. Including 31 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 132,158. The International segment served 62,282 patients, an increase of 10% over last year.

As of September 30, 2009, the Company operated a total of 2,509 clinics worldwide. This is comprised of 1,749 clinics in North America (1,780 including managed clinics), an increase of 5%, and 760 clinics in the International segment, an increase of 11%.

Fresenius Medical Care delivered approximately 21.84 million dialysis treatments worldwide during the first nine months of 2009. This represents an increase of 6% year over year. North America accounted for 14.75 million treatments, an increase of 4%, and the International segment delivered 7.09 million treatments, an increase of 10% over last year.

Employees

As of September 30, 2009, Fresenius Medical Care had 67,245 employees (full-time equivalents) worldwide compared to 63,990 employees as of September 30, 2008. This increase of over 3,200 employees is due to the overall growth in the Company’s business.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased from 2.71 at the end of the third quarter of 2008 to 2.62 at the end of the third quarter of 2009. At the end of 2008, the debt/EBITDA ratio was 2.69.

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Rating

In the third quarter of 2009, Standard & Poor’s Rating Services continued to rate the Company’s corporate credit as ‘BB’ with a ‘stable’ outlook. Moody’s also affirmed its rating of the Company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. As in the previous quarter, Fitch rates the Company’s corporate credit as ‘BB’ while revising its outlook from ‘negative’ to ‘stable’. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Outlook for 2009

For the full year of 2009, the Company now expects to achieve revenue of around $11.2 billion (previously $11.1 billion), an increase of around 8% in constant currency.

Net income attributable to FMC AG & Co. KGaA is now expected to be between $865 million and $890 million in 2009. Previously the Company expected the net income to be in the range of $850 million and $890 million for the full year 2009.

In addition, the Company expects to spend $550 to $650 million on capital expenditures and $200 to $250 million (previously $200 to $300 million) on acquisitions. The projected debt/EBITDA ratio has been retained unchanged at below 2.7.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, said: “We are very pleased with our results in the third quarter of 2009, which reflects an excellent performance by all regions. While we maintained our increased commitment to research and development, our sustained high organic growth globally and good cost containment accounted for this overall successful operating performance. The free cash flow for the third quarter exceeded our expectations and resulted from excellent cash collections in North America. Our strong performance in the quarter provides the basis for us to improve our guidance for the full year 2009.”

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Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter and the first nine months of 2009 on Tuesday, November 03, 2009, at 3:30 pm CET / 9:30 am EST. The Company invites investors to listen to the live webcast of the call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,770,000 individuals worldwide. Through its network of 2,509 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 192,804 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care Statement of Earnings	Three Months Ended September 30,			Nine Months Ended September 30,

(in US-$ thousands, except share and per share data) (unaudited)	2009	2008	% Change	2009	2008	% Change

Net revenue
Dialysis Care	2,146,349	1,984,938	8.1%	6,123,774	5,753,484	6.4%
Dialysis Products	742,320	728,327	1.9%	2,088,274	2,136,801	-2.3%
Total net revenue	2,888,669	2,713,265	6.5%	8,212,048	7,890,285	4.1%

Cost of revenue	1,910,168	1,803,886	5.9%	5,439,530	5,201,721	4.6%
Gross profit	978,501	909,379	7.6%	2,772,518	2,688,564	3.1%
Selling, general and administrative	504,520	466,983	8.0%	1,443,206	1,388,680	3.9%
Research and development	22,656	20,206	12.1%	64,508	59,978	7.6%
Operating income (EBIT)	451,325	422,190	6.9%	1,264,804	1,239,906	2.0%

Interest income	(4,624)	(6,467)	-28.5%	(16,797)	(19,266)	-12.8%
Interest expense	79,769	93,516	-14.7%	241,466	271,275	-11.0%
Interest expense, net	75,145	87,049	-13.7%	224,669	252,009	-10.8%
Income before taxes	376,180	335,141	12.2%	1,040,135	987,897	5.3%
Income tax expense1)	131,687	119,492	10.2%	345,436	356,513	-3.1%
Net income	244,493	215,649	13.4%	694,699	631,384	10.0%
Less: Net income attributable to Noncontrolling interest1)	19,193	9,314	106.1%	50,180	28,088	78.7%
Net income attributable to FMC AG & Co. KGaA	225,300	206,335	9.2%	644,519	603,296	6.8%

Operating income (EBIT)	451,325	422,190	6.9%	1,264,804	1,239,906	2.0%
Depreciation and amortization	118,291	107,897	9.6%	334,133	306,761	8.9%
EBITDA	569,616	530,087	7.5%	1,598,937	1,546,667	3.4%

Total bad debt expenses	50,189	56,274		159,078	157,922

Earnings per ordinary share	$0.76	$0.69	8.8%	$2.16	$2.03	6.4%
Earnings per ordinary ADS	$0.76	$0.69	8.8%	$2.16	$2.03	6.4%

Weighted average number of shares
Ordinary shares	294,443,038	293,417,973		294,181,563	293,030,503
Preference shares	3,857,335	3,802,913		3,832,367	3,790,298

Percentages of revenue
Cost of revenue	66.1%	66.5%		66.2%	65.9%
Gross profit	33.9%	33.5%		33.8%	34.1%

Selling, general and administrative	17.5%	17.2%		17.6%	17.6%
Research and development	0.8%	0.7%		0.8%	0.8%
Operating income (EBIT)	15.6%	15.6%		15.4%	15.7%
Interest expense, net	2.6%	3.2%		2.7%	3.2%
Income before taxes	13.0%	12.4%		12.7%	12.5%
Income tax expense	4.6%	4.4%		4.2%	4.5%
Net income attributable to Noncontrolling interest	0.7%	0.3%		0.6%	0.4%
Net income attributable to FMC AG & Co. KGaA	7.8%	7.6%		7.8%	7.6%

EBITDA	19.7%	19.5%		19.5%	19.6%

1) Due to the adoption of the new accounting rule ASC 810 (US GAAP), tax expenses related to minority interests of partnerships were reclassified to noncontrolling interest. The effect is neutral to net income attributable to FMC AG & Co. KGaA. The previous year’s periods have been adjusted accordingly.

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Fresenius Medical Care Segment and Other Information	Three Months Ended September 30,			Nine Months Ended September 30,

(in US-$ million) (unaudited)	2009	2008	% Change	2009	2008	% Change

Net revenue
North America	1,950	1,771	10.1%	5,600	5,153	8.7%
International	939	942	-0.3%	2,612	2,737	-4.6%
Total net revenue	2,889	2,713	6.5%	8,212	7,890	4.1%

Operating income (EBIT)
North America	325	296	9.8%	894	858	4.2%
International	156	152	3.0%	457	462	-1.1%
Corporate	(30)	(26)	16.7%	(86)	(80)	7.3%
Total operating income (EBIT)	451	422	6.9%	1,265	1,240	2.0%

Operating income in percentage of revenue
North America	16.7%	16.7%		16.0%	16.7%
International	16.7%	16.1%		17.5%	16.9%
Total	15.6%	15.6%		15.4%	15.7%

Employees
Full-time equivalents				67,245	63,990

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Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended September 30,		Nine Months Ended September 30,

(in US-$ million) (unaudited)	2009	2008	2009	2008

Segment information North America
Net revenue	1,950	1,771
Costs of revenue and research and development	1,309	1,187
Selling, general and administrative	316	288
Costs of revenue and operating expenses	1,625	1,475
Operating income (EBIT)	325	296

Percent of revenue	16.7%	16.7%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	376	321
less internal sales	(167)	(137)
Dialysis Products external sales	209	184
International
Dialysis Products revenue incl. internal sales	613	622
less internal sales	(80)	(78)
Dialysis Products external sales	533	544

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			1,599	1,547
Interest expense, net			(225)	(252)
Income tax expense			(345)	(357)
Change in working capital and other non cash items			(149)	(222)
Net cash provided by operating activities			880	716

Annualized EBITDA
Operating income (EBIT) last twelve months			1,697	1,668
Depreciation and amortization last twelve months			443	410
Non cash charges			48	44
Annualized EBITDA			2,188	2,122

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	September 30,	December 31,
Balance Sheet	(unaudited)	(audited)

(in US-$ million)	2009	2008

Assets
Current assets	4,726	4,212
Intangible assets	8,281	8,156
Other non-current assets	2,690	2,552
Total assets	15,697	14,920

Liabilities and equity
Current liabilities	2,642	3,145
Long-term liabilities	6,341	5,652
Total equity	6,714	6,123
Total liabilities and equity	15,697	14,920

Equity/assets ratio:	43%	41%

Debt
Short-term borrowings	312	684
Short-term borrowings from related parties	43	1
Current portion of long-term debt and capital lease obligations	160	455
Long-term debt and capital lease obligations, less current portion	4,561	3,957
Trust Preferred Securities	663	641
Total debt	5,739	5,738

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Fresenius Medical Care Cash Flow Statement

Nine Months Ended September 30, (in US-$ million) (unaudited)	2009	2008

Operating activities
Net income	695	631
Depreciation / amortization	334	307
Change in working capital and other non cash items	(149)	(222)
Cash Flow from operating activities	880	716

Investing activities
Purchases of property, plant and equipment	(398)	(502)
Proceeds from sale of property, plant and equipment	10	9
Capital expenditures, net	(388)	(493)
Free Cash Flow	492	223

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(109)	(176)
Proceeds from divestitures	52	46
Acquisitions, net of divestitures	(57)	(130)
Free Cash Flow after investing activities	435	93

Financing activities
Change in accounts receivable securitization program	(335)	452
Change in intercompany debt	(68)	(1)
Change in other debt	212	310
Redemption of Trust Preferred Securities	—	(678)
Proceeds from exercise of stock options	26	38
Distributions to noncontrolling interest	(48)	(27)
Contributions from noncontrolling interest	8	—
Dividends paid	(232)	(252)
Cash Flow from financing activities	(437)	(158)

Effects of exchange rates on cash	4	—
Net increase (decrease) in cash	2	(65)

Cash at beginning of period	222	245
Cash at end of period	224	180

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Fresenius Medical Care Quarterly Performance Scorecard - Revenue

Three months ended September 30, (in US-$ thousands, except per-treatment revenue)	2009	cc	2008	cc

North America
Net revenue	1,949,384		1,770,820
Growth year-over-year	10.1%		6.6%

Dialysis Care	1,740,040		1,586,594
Growth year-over-year	9.7%		6.2%
U.S. per treatment	348		333
Per treatment	342		328
Sequential growth	1.2%		1.7%
Growth year-over-year	4.1%		1.8%

Dialysis Products
incl. internal sales	375,788		320,908
Growth year-over-year	17.1%		8.1%
External sales	209,343		184,226
Growth year-over-year	13.6%		10.5%

International
Net revenue	939,115		942,278
Growth year-over-year	-0.3%	8.6%	23.1%	14.4%

Dialysis Care	406,309		398,345
Growth year-over-year	2.0%	12.2%	29.8%	20.1%
Per treatment	167	184	179	166
Sequential growth	5.2%		-2.1%
Growth year-over-year	-6.4%	2.9%	16.8%	8.1%

Dialysis Products
incl. internal sales	612,631		622,010
Growth year-over-year	-1.5%	7.2%	18.7%	10.3%
External sales	532,806		543,933
Growth year-over-year	-2.0%	5.9%	18.6%	10.5%

cc = at constant exchange rates

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Fresenius Medical Care Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended September 30,	2009	2008

North America
Number of treatments	5,060,911	4,829,339
Treatments per day	64,062	61,131
Per day sequential growth	1.0%	0.5%
Per day year-over-year growth	4.8%	3.2%
Same market growth year-over-year	3.6%	3.0%

International
Number of treatments	2,427,410	2,226,681
Same market growth year-over-year	4.5%	9.5%

Fresenius Medical Care Quarterly Performance Scorecard - Expenses

Three months ended September 30,	2009	2008

North America
Costs of revenue and operating expenses
Percent of revenue	83.3%	83.3%
Selling, general and administrative
Percent of revenue	16.2%	16.3%
Bad debt expenses
Percent of revenue	2.5%	2.9%
Dialysis Care operating expenses/Treatment (in US-$)	283	274
Sequential growth	-0.6%	1.6%
Growth year-over-year	3.3%	2.1%

Total Group
Costs of revenue and operating expenses
Percent of revenue	84.4%	84.4%
Selling, general and administrative
Percent of revenue	17.5%	17.2%
Effective tax rate	35.0%	35.7%

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Fresenius Medical Care Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended September 30,	2009	2008
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow	443,168	314,512
Percent of revenue	15.3%	11.6%

Free Cash Flow before acquisitions	304,345	154,670
Percent of revenue	10.5%	5.7%

Acquisitions and investments, net of divestitures	26,742	39,034

Capital expenditures, net	138,823	159,842
Percent of revenue	4.8%	5.9%

Maintenance	52,136	63,818
Percent of revenue	1.8%	2.4%

Growth	86,687	96,024
Percent of revenue	3.0%	3.5%

Number of de novos	23	29
North America	18	19
International	5	10

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended September 30,	2009	2008

Total Group
Debt (in US-$million)	5,739	5,748
Debt/EBITDA	2.6	2.7

North America
Days sales outstanding	55	60

International
Days sales outstanding	112	108

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Fresenius Medical Care Quarterly Performance Scorecard

Three months ended September 30,	2009	2008

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	96%	95%
Hemoglobin = 10-12g/dl	64%	58%
Hemoglobin = 10-13g/dl	87%	86%
Albumin >= 3.5 g/dl 1)	82%	81%
Phosphate 3.5-5.5mg/dl	54%	53%
Hospitalization days per patient 2)
(12 months ending September 30)	10.0	10.5

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.6	3.6
Average body weight (in kg)	80	79
Prevalence of diabetes	54%	53%

1) International standard BCR CRM470

2) Hospitalization data for 2009 includes legacy RCG facilities

Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended September 30,	2009	2008

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	95%	95%
Hemoglobin = 10-12g/dl	53%	51%
Hemoglobin = 10-13g/dl	74%	76%
Albumin >= 3.5 g/dl 1)	85%	85%
Phosphate 3.5-5.5mg/dl	58%	60%
Hospitalization days per patient
(12 months ending September 30)	7.8	7.6

Demographics
Europe, Middle East and Africa
Average age (in years)	64	63
Average time on dialysis (in years)	4.8	4.6
Average body weight (in kg)	70	69
Prevalence of diabetes	28%	28%

1) International standard BCR CRM470

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